SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Traws Pharma, Inc.
(Name of Company)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68232V801
(CUSIP Number)

Viriom, Inc.
12730 High Bluff Drive, Suite 100
San Diego, CA 92130
(858) 794-4860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V801
1	Names of Reporting Persons Viriom, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions)		(a)	☐
			(b)	☐
3	SEC Use Only
4	Source of Funds (see Instructions) SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,645,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,645,100
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)			☐
13	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14	Type of Reporting Person (see Instructions) CO

(1)
Based on 25,301,009 shares of shares of common stock, par value $0.01 per share (“Common Stock”), of Traws Pharma, Inc. (the “Company”) as of April 1, 2024, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2024.

CUSIP No. 68232V801
1	Names of Reporting Persons Nikolay Savchuk
2	Check the Appropriate Box if a Member of a Group (see Instructions)		(a)	☐
			(b)	☐
3	SEC Use Only
4	Source of Funds (see Instructions) SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 66,687
	8	Shared Voting Power 2,867,838(1)
	9	Sole Dispositive Power 66,687
	10	Shared Dispositive Power 2,867,838(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,934,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)			☐
13	Percent of Class Represented by Amount in Row (11) 11.6%(2)
14	Type of Reporting Person (see Instructions) IN

(1)
Consists of (a) 1,222,738 shares of Common Stock held directly by TPAV, LLC, a limited liability company of which Nikolay Savchuk is the sole manager on its Board of Managers, and (b) 1,645,100 shares of Common Stock held directly by Viriom, Inc., over which Dr. Savchuk has investment control and of which Dr. Savchuk is a director and indirectly holds a majority of shares of common stock through AAAn LLC, a limited liability company of which Dr. Savchuk is the managing member.

(2)	Based on 25,301,009 shares of Common Stock as of April 1, 2024, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2024.

CUSIP No. 68232V801
1	Names of Reporting Persons Iain D. Dukes
2	Check the Appropriate Box if a Member of a Group (see Instructions)		(a)	☐
			(b)	☐
3	SEC Use Only
4	Source of Funds (see Instructions) SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 66,687
	8	Shared Voting Power 1,645,100(1)
	9	Sole Dispositive Power 66,687
	10	Shared Dispositive Power 1,645,100(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,787
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)			☐
13	Percent of Class Represented by Amount in Row (11) 6.8%(2)
14	Type of Reporting Person (see Instructions) IN

(1)
Consists of 1,645,100 shares of Common Stock held directly by Viriom, Inc., of which Iain D. Dukes is the Chief Executive Officer. Dr. Dukes disclaims any excess of his pecuniary interest in the securities held by Viriom, Inc., and the inclusion of these securities in this Schedule 13D shall not be construed as an admission of beneficial ownership of all of the reported shares for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

(2)	Based on 25,301,009 shares of Common Stock as of April 1, 2024, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2024.

Item 1.  Security and Company

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Traws Pharma, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 12 Penns Trail, Newtown, PA 18940.

Item 2.  Identity and Background

(a)  The persons filing this Schedule 13D are Viriom, Inc., a Maryland corporation (“Viriom”), Nikolay Savchuk and Iain D. Dukes (collectively, the “Reporting Persons”).

(b) – (c), (f)

Name	Address of Business/Principle Office	Principle Business/Occupation	Jurisdiction of Organization/Citizenship
Viriom, Inc.	12730 High Bluff Drive, Suite 100 San Diego, CA 92130	Research and development of affordable treatments for diseases of global interest	Maryland
Nikolay Savchuk	c/o TPAV, LLC 12730 High Bluff Drive, Suite 100 San Diego, CA 92130	Chief Operating Officer of the Company, a clinical-stage biopharmaceutical company focused on discovering and developing novel products for patients with cancer	United States
Iain D. Dukes	c/o Viriom, Inc. 12730 High Bluff Drive, Suite 100 San Diego, CA 92130	Executive Chairman of the Company	United Kingdom

The names and principal occupations of each of the directors and executive officers of Viriom are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 12730 High Bluff Drive, Suite 100,San Diego, CA 92130.

Name	Position	Principal Occupation
Nikolay Savchuk	Director and Secretary	See above
Iain D. Dukes	Director and Chief Executive Officer	See above
Robert Redfield	Director	Acting Chief Medical Officer of the Company
Augustine Lawlor	Director	Managing Director of Healthcare Ventures
Ronald Demuth	CFO	Founding President/Venture Partner of Torey Pines Investment LLC

(d) – (e) During the last five years, none of the Reporting Persons nor any other person identified under Item 2 herein has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction

Agreement and Plan of Merger

On April 1, 2024, the Company acquired Trawsfynydd Therapeutics, Inc., a Delaware corporation (“Trawsfynydd”), in accordance with the terms of an Agreement and Plan of Merger, dated April 1, 2024 (the “Merger Agreement”), by and among the Company, Traws Merger Sub I, Inc., a Delaware corporation (“First Merger Sub”), Traws Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Trawsfynydd. Pursuant to the Merger Agreement, First Merger Sub merged with and into Trawsfynydd, pursuant to which Trawsfynydd was the surviving corporation (the “First Merger”). Immediately following the First Merger, Trawsfynydd merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity and a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Under the terms of the Merger Agreement, upon the consummation of the Merger on April 1, 2024 (the “Closing”), in exchange for the outstanding shares of capital stock of Trawsfynydd immediately prior to the effective time of the First Merger, the Company issued to the stockholders of Trawsfynydd an aggregate of (A) 3,549,538 shares of Common Stock and (B) 10,359.0916 shares of Series C Preferred Stock (as defined and described below), each of which is convertible into 10,000 shares of Common Stock, subject to certain conditions described below. In addition, the Company assumed all Trawsfynydd stock options immediately outstanding prior to the First Merger, each becoming an option to purchase Common Stock subject to adjustment pursuant to the terms of the Merger Agreement (the “Assumed Options”). No portion of the Assumed Options will be exercisable unless and until the Meeting Proposals (as defined below) are approved by the Company’s stockholders. Once exercisable, the Assumed Options will be exercisable for an aggregate of 454,000 shares of Common Stock.

 Pursuant to the Merger Agreement, the Company has agreed to hold a stockholders’ meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of shares of Series C Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC (the “Conversion Proposal”) and (ii) if deemed necessary or appropriate by the Company or as otherwise required by applicable law or contract, the approval of an amendment to the Company’s certificate of incorporation, as amended, to authorize sufficient shares of Common Stock for the conversion of Series C Preferred Stock issued pursuant to the Merger Agreement (the “Share Increase Proposal” and together with the Conversion Proposal, the “Meeting Proposals”).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Merger Agreement has been filed herewith to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or Trawsfynydd. The Merger Agreement contains representations, warranties and covenants that the Company and Trawsfynydd made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between the Company and Trawsfynydd and may be subject to important qualifications and limitations agreed to by the Company and Trawsfynydd in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or securityholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Certificate of Designation

On April 1, 2024, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series C Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware in connection with the Merger referenced in Item 1.01 above. The Certificate of Designation provides for the designation of shares of the Company’s Series C Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”).

Holders of Series C Preferred Stock are entitled to receive dividends on shares of Series C Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock.

Except as otherwise required by law, the Series C Preferred Stock does not have voting rights. However, as long as any shares of Series C Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series C Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series C Preferred Stock, (iii) prior to the earlier of stockholder approval of the Conversion or the six-month anniversary of the Closing, consummate either: (A) any Fundamental Transaction (as in the Certificate of Designation) or (B) any stock sale to, or any merger, consolidation or other business combination of the Company with or into, another entity in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

The Series C Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series C Preferred Stock will automatically convert into 10,000 shares of Common Stock, subject to certain limitations, including that a holder of Series C Preferred Stock is prohibited from converting shares of Series C Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 4.9% and 19.9%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

 The Series C Preferred Stock is redeemable for cash at the option of the holder thereof at any time following the date that is six months after the initial issuance of the Series C Preferred Stock or following any failure to deliver shares of Common Stock in accordance with the terms of the Series C Preferred Stock, at a price per share equal to the then-current fair value of the Series C Preferred Stock, as described in the Certificate of Designation.

 The foregoing description of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Support Agreements

In connection with the execution of the Merger Agreement, the Company and Trawsfynydd entered into stockholder support agreements (the “Company Stockholder Support Agreements”) with certain of the Company’s stockholders (solely in their capacity as stockholders of the Company). Pursuant to the Support Agreements, among other things, each of the Company stockholder parties thereto has agreed to vote or cause to be voted all of the shares of Common Stock owned by such stockholder in favor of the Meeting Proposals.

The foregoing description of the Company Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Company Stockholder Support Agreement, a copy of which is included as Exhibit E to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

In connection with the execution of the Merger Agreement, the Company and Trawsfynydd entered into stockholder support agreements (the “Trawsfynydd Stockholder Support Agreements”) with all of Trawsfynydd’s stockholders (solely in their capacity as stockholders of the Company). Pursuant to the Trawsfynydd Stockholder Support Agreements, among other things, each of the Trawsfynydd stockholders has agreed to the terms and conditions of the Merger Agreement, waive any dissenters rights and release claims such stockholder may have against the Company and Trawsfynydd.

The foregoing description of the Trawsfynydd Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Trawsfynydd Stockholder

Support Agreement, a copy of which is included as Exhibit F to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Trawsfynydd stockholders as of immediately prior to the Closing, and certain directors, officers, and stockholders of the Company as of immediately prior to the Closing entered into lock-up agreements with the Company and Trawsfynydd, pursuant to which each such stockholder agreed to be subject to a 180-day lockup on the sale or transfer of shares of the Company held by each such stockholder at the Closing, including those shares of Common Stock and Series C Preferred Stock (including the shares of Common Stock into which such Series C Preferred Stock is convertible) received by each such stockholder in the Merger (the “Lock-up Agreements”).

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, a copy of which is included as Exhibit B to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Contingent Value Rights Agreement

Concurrently with the Closing of the Merger, the Company entered into a contingent value rights agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”), pursuant to which each holder of Common Stock as of the applicable record date (April 15, 2024), including those holders receiving shares of Common Stock in connection with the Merger, is entitled to one contractual contingent value right (each, a “CVR”) issued by the Company, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder as of the applicable record time (5:00 p.m. ET on April 15, 2024).

When issued, each contingent value right will entitle the holder (the “Holder”) thereof to distributions of the following, pro-rated on a per-CVR basis, during the CVR Term (as defined in the CVR Agreement):

(i)  43.7% of the Net Proceeds (as defined in the CVR Agreement) received by the Company in a given calendar quarter in the event of the sale, license, transfer or disposition of rights to Rigosertib or Narazaciclib (including any such sale or disposition of equity securities in any subsidiary established by the Company to hold any right, title or interest in or to Rigosertib or Narazaciclib); or

(ii)  6.24% of any Net Sales (as defined in the CVR Agreement) for Rigosertib or Narazaciclib by the Company or any of its affiliates in a given calendar quarter.

The distributions in respect of the CVRs will be made on a quarterly basis, and will be subject to a number of deductions, subject to certain exceptions or limitations, including but not limited to for certain taxes and certain out-of-pocket expenses incurred by the Company.

Under the CVR Agreement, the Rights Agent has, and Holders of at least 30% of the CVRs then-outstanding have, certain rights to audit and enforcement on behalf of all Holders of the CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Exhibit D to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Private Placement and Securities Purchase Agreement

On April 1, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with TPAV, LLC, an affiliate of Torrey Pines Investment LLC, a life-science investment company, and OrbiMed Private Investments VIII, LP, an affiliate of OrbiMed Advisors (the “Investors”). Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell an aggregate of (i) 496,935 shares of Common Stock and (ii) 1,578.2120 shares of Series C Preferred Stock (the “PIPE Securities”) for an aggregate purchase price of approximately $14 million (collectively, the “Financing”). Each share of Series C Preferred Stock is convertible into 10,000 shares of Common Stock, as described below. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series C Preferred Stock are set forth in the Certificate of Designation.

The closing of the Financing occurred concurrently with the closing of the Merger on April 1, 2024 (the “Financing Closing Date”).

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On April 1, 2024, in connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of Common Stock and Series C Preferred Stock signatory thereto. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the Securities and Exchange Commission (“SEC”) within 90 calendar days following the Financing Closing Date (the “Filing Deadline”), with respect to the shares of Common Stock underlying the PIPE Securities and the Common Stock and Series C Preferred Stock issued to the signatories to the Registration Rights Agreement in the Merger. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 30 calendar days of the Filing Deadline (or within 60 calendar days if the SEC reviews the registration statement).

The Company has also agreed to, among other things, indemnify the holders of Common Stock and Series C Preferred Stock signatory thereto, and each of their respective officers, directors, agents, partners, members, managers, stockholders, Affiliates, investment advisers and employees of each of them, each Person who controls any such holder (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) and the officers, directors, partners, members, managers, stockholders, agents, investment advisers and employees of each such controlling Person under such registration statement from certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of Company

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11 – 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7 – 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

 The information set forth in Item 4 hereof is hereby incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement among Viriom, Inc., Nikolay Savchuk and Iain D. Dukes

99.2
Agreement and Plan of Merger, dated April 1, 2024, by and among Onconova Therapeutics, Inc., Traws Merger Sub I, Inc., Traws Merger Sub II, LLC, and Trawsfynydd Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

99.3
Certificate of Designation of Series C Non-Voting Convertible Preferred Stock of the Company, dated April 1, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

99.4*
Securities Purchase Agreement, dated April 1, 2024, by and among Onconova Therapeutics, Inc., OrbiMed Private Investments VIII, LP and TPAV, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

99.5
Registration Rights Agreement, dated April 1, 2024, by and among the Onconova Therapeutics, Inc., OrbiMed Private Investments VIII, LP and TPAV, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

* Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 8, 2024	VIRIOM, INC.

	By:	/s/ Iain D. Dukes
	Name:	Iain D. Dukes
	Title:	Chief Executive Officer

/s/ Nikolay Savchuk
Nikolay Savchuk

/s/ Iain D. Dukes
Iain D. Dukes

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement among Viriom, Inc., Nikolay Savchuk and Iain D. Dukes
99.2
Agreement and Plan of Merger, dated April 1, 2024, by and among Onconova Therapeutics, Inc., Traws Merger Sub I, Inc., Traws Merger Sub II, LLC, and Trawsfynydd Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

99.3
Certificate of Designation of Series C Non-Voting Convertible Preferred Stock of the Company, dated April 1, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

99.4*
Securities Purchase Agreement, dated April 1, 2024, by and among Onconova Therapeutics, Inc., OrbiMed Private Investments VIII, LP and TPAV, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

99.5
Registration Rights Agreement, dated April 1, 2024, by and among the Onconova Therapeutics, Inc., OrbiMed Private Investments VIII, LP and TPAV, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2024)

* Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.